CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$6,315,000	$248.18

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $391,199.79 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward. A $241.11 filing fee (which is included in the $248.18 fee with respect to the $6,315,000 Notes sold pursuant to this registration statement) was offset against previously paid filing fees with respect to $6,135,000 of notes in this offering in pricing supplement no. 977 dated January 28, 2008 to Registration Statement No. 333-130051 filed by JPMorgan Chase & Co., which pricing supplement no. 977 was filed on January 30, 2008. The additional $7.07 fee due with respect to this offering is offset entirely against the $391,199.79 unused filing fees. As a result, $391,192.72 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Amended and restated pricing supplement no. 977-A† To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-VIII dated December 14, 2007	Registration Statement No. 333-130051 Dated January 30, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $6,315,000 Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund due July 31, 2009

General

  The notes are designed for investors who seek a return of 4.05 times the appreciation of the iShares® MSCI Emerging Markets Index Fund up to a maximum total return on the notes of 45.815625% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 31, 2009†.
  Payment is linked to the iShares® MSCI Emerging Markets Index Fund as described below. You may lose some or all of your investment.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on January 28, 2008 and are expected to settle on or about January 31, 2008.

Key Terms

Index Fund:	iShares® MSCI Emerging Markets Index Fund (the “Basket Fund” or “Index Fund”)
Upside Leverage Factor:	4.05
Payment at Maturity:

If the MSCI Emerging Markets Final Share Price is greater than the MSCI Emerging Markets Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the MSCI Emerging Markets Return multiplied by 4.05, subject to a Maximum Total Return on the notes of 45.815625%. For example, if the MSCI Emerging Markets Return is more than 11.3125%, you will receive the Maximum Total Return on the notes of 45.815625%, which entitles you to a maximum payment at maturity of approximately $1,458.16 for every $1,000 principal amount note that you hold. Accordingly, if the MSCI Emerging Markets Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (MSCI Emerging Markets Return x 4.05)]

Your investment will be fully exposed to any decline of the Index Fund at maturity. If the MSCI Emerging Markets Final Share Price declines from the MSCI Emerging Markets Initial Share Price, you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declines below the MSCI Emerging Markets Initial Share Price. Accordingly, if the MSCI Emerging Markets Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x MSCI Emerging Markets Return)
You will lose some or all of your investment at maturity if the MSCI Emerging Markets Final Share Price declines from the MSCI Emerging Markets Initial Share Price.
MSCI Emerging Markets Return:	MSCI Emerging Markets Final Share Price – MSCI Emerging Markets Initial Share Price MSCI Emerging Markets Initial Share Price
MSCI Emerging Markets Initial Share Price:	$136.66, the closing price of one share of the Index Fund on the pricing date.
MSCI Emerging Markets Final Share Price:	The closing price of one share of the Index Fund on the Observation Date times the Share Adjustment Factor on such date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 39-VIII for further information about these adjustments.

Observation Date:	July 28, 2009††
Maturity Date:	July 31, 2009††
CUSIP:	48123MQF2
†

This pricing supplement no. 977-A amends and restates and supersedes pricing supplement no. 977 to product supplement no. 39-VIII (pricing supplement no. 977 is available on the SEC website at (http://www.sec.gov/Archives/edgar/data/19617/000089109208000603/e30127_424b2.pdf) in its entirety.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-VIII.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 39-VIII and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement no. 977-A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement no. 977-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$31.45	$968.55

Total	$6,315,000	$198,606.75	$6,116,393.25

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $31.45 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $15.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-77 of the accompanying product supplement no. 39-VIII.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $31.45 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 30, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement no. 977-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VIII dated December 14, 2007. This pricing supplement no. 977-A, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 24, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This pricing supplement no. 977-A amends and restates and supersedes pricing supplement no. 977 to product supplement 39-VIII in its entirety. You should rely only on the information contained in this amended and restated pricing supplement no. 977-A and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-VIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-VIII dated December 14, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005404/e29549_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement no. 977-A, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive MSCI Emerging Markets Return by 4.05, up to the Maximum Total Return on the notes of 45.815625%, or approximately $1,458.16 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see the information set forth under “The iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 39-VIII.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-VIII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” that, subject to the discussion of the “constructive ownership” rules in the next sentence, generates long-term capital gain or loss if held for more than one year, whether or not you are an initial purchaser of notes at the issue price. However, a portion of any gain on the sale or settlement of the notes after one year could be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code, in which case the tax consequences of selling or settling the notes could be significantly and adversely affected.
  Code Section 1260 generally applies if you enter into a “constructive ownership transaction” with respect to a “pass-thru” entity. It is not clear whether your ownership of a note will be subject to the “constructive ownership” regime. If so, any long-term capital gain recognized in respect of the note in excess of the “net underlying long-term capital gain” (as defined in Code Section 1260) will be treated as ordinary income, and an interest charge will apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. If a note is treated as a constructive ownership transaction, there will be a presumption that all long-term capital gain is subject to recharacterization as ordinary income unless the contrary is demonstrated by clear and convincing evidence. Therefore, any long-term capital gain you realize on the sale, exchange or redemption of a note that exceeds the amount of long-term capital gain you can establish would have been realized if you had invested $1,000 per note in Index Fund shares at the issue date and sold them at the sale, exchange or redemption date could be recharacterized as ordinary income and subject to an interest charge. Our special tax counsel is unable to express any opinion as to whether or to what extent the constructive ownership rules might apply to an investment in the notes.
  In addition, the Internal Revenue Service or a court may not respect the characterization and treatment of the notes as an “open transaction,” in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance, promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes, including the possible application of the constructive ownership rules, possible alternative treatments, and the issues presented in this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-VIII dated December 14, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the MSCI Emerging Markets Return is positive or negative. Your investment will be fully exposed to any decline in the MSCI Emerging Markets Final Share Price as compared to the MSCI Emerging Markets Initial Share Price.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-1
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the MSCI Emerging Markets Final Share Price is greater than the MSCI Emerging Markets Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return 45.815625%, regardless of the appreciation in the Index Fund, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement no. 977-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the Index Fund’s assets to be invested in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. Any of such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement no. 977-A is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an MSCI Emerging Markets Initial Share Price of $136.00 and reflect the Maximum Total Return on the notes of 45.815625%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

MSCI Emerging Markets Final Share Price	MSCI Emerging Markets Return	Total Return

$244.800	80.0000%	45.815625%
$224.400	65.0000%	45.815625%
$204.000	50.0000%	45.815625%
$190.400	40.0000%	45.815625%
$176.800	30.0000%	45.815625%
$163.200	20.0000%	45.815625%
$151.385	11.3125%	45.815625%
$149.600	10.0000%	40.500000%
$142.800	5.0000%	20.250000%
$139.400	2.5000%	10.125000%
$136.000	0.0000%	0.000000%
$129.200	-5.0000%	-5.000000%
$122.400	-10.0000%	-10.000000%
$108.800	-20.0000%	-20.000000%
$95.200	-30.0000%	-30.000000%
$81.600	-40.0000%	-40.000000%
$68.000	-50.0000%	-50.000000%
$54.400	-60.0000%	-60.000000%
$40.800	-70.0000%	-70.000000%
$27.200	-80.0000%	-80.000000%
$13.600	-90.0000%	-90.000000%
$0.00	-100.0000%	-100.000000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the MSCI Emerging Markets Initial Share Price of $136.00 to an MSCI Emerging Markets Final Share Price of $142.80. Because the MSCI Emerging Markets Final Share Price of $142.80 is greater than the MSCI Emerging Markets Initial Share Price of $136.00 and the MSCI Emerging Markets Return of 5% multiplied by 4.05 does not exceed the Maximum Total Return of 45.815625%, the investor receives a payment at maturity of $1,202.50 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 4.05)] = $1,202.50

Example 2: The closing price of one share of the Index Fund increases from the MSCI Emerging Markets Initial Share Price of $136.00 to an MSCI Emerging Markets Final Share Price of $163.20. Because the MSCI Emerging Markets Final Share Price of $163.20 is greater than the MSCI Emerging Markets Initial Share Price of $136.00 and the MSCI Emerging Markets Return of 20% multiplied by 4.05 exceeds the Maximum Total Return of 45.815625%, the investor receives a payment at maturity of approximately $1,458.16 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of one share of the Index Fund decreases from the MSCI Emerging Markets Initial Share Price of $136.00 to an MSCI Emerging Markets Final Share Price of $108.80. Because the MSCI Emerging Markets Final Share Price of $108.80 is less than the MSCI Emerging Markets Initial Share Price of $136.00, the MSCI Emerging Markets Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

JPMorgan Structured Investments — Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-3

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly closing price of one share of the Index Fund from April 11, 2003 through January 25, 2008. The closing price of one share of the Index Fund on January 28, 2008 was $136.66. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that was paid on June 8, 2005. The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-4